Exhibit 99.30

OFFICER’S CERTIFICATE

TO:

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

RE:

Annual and Special Meeting of Shareholders of NWT Uranium Corp. (the "Corporation")
to be held on June 30, 2009 (the "Meeting")

______________________________________________________________________________

With reference to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the undersigned, Raphael Danon, the Chief Financial Officer of the Corporation, in such capacity and not in his personal capacity, certifies for and on behalf of the Corporation, intending that the same may be relied upon by you without further inquiry, that:

  in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

  in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

  the Corporation is relying upon section 2.20 of NI 54-101 in connection with the Meeting.

DATED this 4th day of June, 2009.

Signed (Raphael Danon)
Raphael Danon
Chief Financial Officer